12010403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

SEC FILE NUMBER
8- 48080

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Woodstock Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

117 Towne Lake Parkway, Suite 200
(No. and Street)

Woodstock	Georgia	30188
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William J. Raike, III (770)-516-6996
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Accell Audit and Compliance, P.A.
(Name – *if individual, state last, first, middle name*)

4868 West Gandy Boulevard	Tampa	Florida	33611
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William J. Raike, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Woodstock Financial Group, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CEO

Title

Kelly D. Hansard 2-23-2012

Notary Public

KELLY D HANSARD
NOTARY PUBLIC
FORSYTH COUNTY, GEORGIA
MY COMM. EXPIRES
12/09/2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS

To the Board of Directors
Woodstock Financial Group, Inc.
Woodstock, Georgia

In planning and performing our audits of the financial statements and supplemental schedule of Woodstock Financial Group, Inc. (the "Company"), as of and for the period ended December 31, 2011 and 2010, in accordance with the standards of the Public Company Oversight Board (United States), we considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2) Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness; yet important enough to merit attention by those responsible for oversight of the Company's financial reporting. A *material weakness* is a deficiency or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraph of this letter and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of the report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Accell Audit & Compliance, PA

Tampa, Florida
February 27, 2012

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Woodstock Financial Group, Inc.
Woodstock, Georgia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] (the "Form SIPC-7T") to the Securities Investor Protection Corporation (the "SIPC") for the year ended December 31, 2011, which were agreed to by Woodstock Financial Group, Inc. ("Woodstock" or the "Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7T. The Company's management is responsible for Woodstock's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries (check copies and general ledger) noting no differences;

2. Compared the amounts reported in Form SIPC-7T for the year ended December 31, 2011, to the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011;

3. Compared all adjustments reported in Form SIPC-7T with supporting schedules and working papers derived from the general ledger, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers derived from the general ledger that supported the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Accell Audit & Compliance, PA

Tampa, Florida
February 27, 2012

4868 West Gandy Boulevard • Tampa, Florida 33611 • 813.440.6380

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048080 FINRA DEC
WOODSTOCK FINANCIAL GROUP INC 16*16
117 TOWNE LAKE PKWY STE 200
WOODSTOCK GA 30188-4831

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2)		$ 31,220
B. Less payment made with SIPC-6 filed (exclude interest) 07/20/11 Date Paid		(8,591)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		22,629
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 22,629
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 22,629	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Woodstock Financial Group, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 9th day of February, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01, 2011
and ending 12/31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 13,869,490
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	850,083
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	213,255
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	137,204
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	180,838
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	1,381,380
2d. SIPC Net Operating Revenues	$ 12,488,110
2e. General Assessment @ .0025	$ 31,220
	(to page 1, line 2.A.)

WOODSTOCK FINANCIAL GROUP, INC

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

FOR THE YEAR ENDED DECEMBER 31, 2011 AND
THE PERIOD ENDED DECEMBER 31, 2010

(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

Accell

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
Woodstock Financial Group, Inc.

We have audited the accompanying balance sheets of Woodstock Financial Group, Inc. (the "Company") as of December 31, 2011 and 2010, and the related statements of operation, shareholder's equity and cash flows for the period ended December 31, 2010 and year ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the period and year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Accell Audit & Compliance, PA

Tampa, Florida
February 27, 2012

WOODSTOCK FINANCIAL GROUP, INC.
BALANCE SHEETS
AS OF DECEMBER 31, AND 2010

	2011	2010
ASSETS		
Cash and cash equivalents	$ 714,407	$ 887,215
Clearing deposit	181,184	161,182
Securities inventory, at fair value	488,257	1,116,222
Realized trading profit and interest receivable	6,486	20,642
Commissions receivable	996,188	1,247,322
Furniture, fixtures, and equipment, at cost, net of accumulated depreciation of $58,271 and $90,679, respectively	20,513	20,283
Other assets	97,518	80,339
Total assets	$ 2,504,553	$ 3,533,205
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities:		
Accounts payable	$ 49,572	$ 98,797
Commissions payable	875,762	1,007,161
Liability for securities inventory	483,643	1,079,377
Deferred revenue	356,250	375,000
Other liabilities	5,226	4,155
Total liabilities	1,770,453	2,564,490
Commitments		
Shareholder's equity:		
Common stock, $.01 par value; 10,000 shares authorized; 1,000 shares issued and outstanding	10	10
Additional paid-in capital	699,835	801,835
Retained earnings	34,255	166,870
Total shareholder's equity	734,100	968,715
Total liabilities and shareholder's equity	$ 2,504,553	$ 3,533,205

See accompanying notes to financial statements

WOODSTOCK FINANCIAL GROUP, INC.
STATEMENTS OF OPERATION
FOR THE YEAR ENDED DECEMBER 31, 2011
AND FOR THE PERIOD ENDED DECEMBER 31, 2010

	2011	2010
OPERATING INCOME		
Commissions	$ 11,949,335	$ 10,243,003
Interest income	360,674	263,482
Net realized gain on securities	686,020	67,429
Unrealized gain on securities	-	36,845
Other fees and income	905,698	1,037,643
Total operating income	13,901,727	11,648,402
OPERATING EXPENSES		
Commissions to brokers	10,738,754	8,930,040
Selling, general, and administrative expenses	2,499,869	2,329,228
Compensation on trading profit	548,816	53,943
Clearing costs	147,354	149,873
Interest expense	67,318	18,448
Unrealized loss on securities	32,231	-
Total operating expenses	14,034,342	11,481,532
Net income (loss)	$ (132,615)	$ 166,870

See accompanying notes to financial statements

WOODSTOCK FINANCIAL GROUP, INC.
STATEMENTS OF SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011
AND FOR THE PERIOD ENDED DECEMBER 31, 2010

	Common Stock Shares	Common Stock Value	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Beginning balance, January 2010	-	$ -	$ -	$ -	$ -
Issuance of common stock	1,000	10	-	-	10
Contributions from parent company	-	-	1,156,335	-	1,156,335
Distributions to parent company	-	-	(354,500)	-	(354,500)
Net income	-	-	-	166,870	166,870
Ending balance, December 2010	1,000	10	801,835	166,870	968,715
Distributions to parent company	-	-	(102,000)	-	(102,000)
Net loss	-	-	-	(132,615)	(132,615)
Ending balance, December 2011	1,000	$ 10	$ 699,835	$ 34,255	$ 734,100

See accompanying notes to financial statements

WOODSTOCK FINANCIAL GROUP, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011
AND FOR THE PERIOD ENDED DECEMBER 31, 2010

	2011	2010
Net income (loss)	$ (132,615)	$ 166,870
Adjustments to reconcile net income (loss) to net cash flows from operating activities		
Depreciation	13,757	7,493
Unrealized loss (gain) on securities	32,231	(36,845)
CASH FLOWS FROM OPERATING ACTIVITIES		
Changes in operating assets and liabilities		
Clearing deposit	(20,002)	(30,100)
Realized trading profit and interest receivable	14,156	(20,642)
Commissions receivable	251,134	(521,862)
Other assets	(17,179)	95,978
Accounts payable	(49,225)	95,615
Commissions payable	(131,399)	366,095
Deferred revenue	(18,750)	375,000
Other liabilities	1,071	4,155
Net cash from operating activities	(56,821)	501,757
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture, fixtures, and equipment	(13,987)	(9,963)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock	-	10
Cash contributions from parent company	-	749,911
Distributions to parent company	(102,000)	(354,500)
Net cash from financing activities	(102,000)	395,421
NET CHANGE IN CASH AND CASH EQUIVALENTS	(172,808)	887,215
CASH AND CASH EQUIVALENTS, beginning of year	887,215	-
CASH AND CASH EQUIVALENTS, end of year	$ 714,407	$ 887,215
SUPPLEMENTAL DISCUSLORE OF NON-CASH TRANSACTIONS		
Securities inventory obtained via financing through Southwest Securities, Inc.	$ 40,779,035	$ 5,170,199
Satisfaction of liability for securities inventory sold via Southwest Securties, Inc.	$ 41,374,769	$ 4,090,822
SUPPLEMENTAL DISCLOSURE OF CASH PAID FOR INTEREST	$ 67,318	$ 18,448

See accompanying notes to financial statements

WOODSTOCK FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE 1 DESCRIPTION OF BUSINESS

Woodstock Financial Group, Inc. (the "Company" or "WFG") is a full service securities brokerage firm, which was incorporated in January 2010. The Company is registered as a broker-dealer with the Financial Industry Regulatory Authority ("FINRA") in 50 states, Puerto Rico, Washington D.C., U.S. Virgin Islands, and also as a municipal securities dealer with the Municipal Securities Regulation Board. The Company is also a United States Securities and Exchange Commission ("SEC") Registered Investment Advisor and maintains advisory accounts through Fidelity Registered Investment Advisor Group ("FRIAG"), an arm of Fidelity Investments and IMG (Investment Management Group, a division of Southwest Securities). The Company is subject to net capital and other regulations of the SEC. The Company offers full service commission and fee-based money management services to individual and institutional investors.

The Company is a wholly-owned subsidiary of Woodstock Holdings, Inc. ("WHI"), which was established in March of 1995. In January 2010, WHI amended its Articles of Incorporation to change its name from Woodstock Financial Group, Inc. to Woodstock Holdings, Inc. Concurrently, the Company was incorporated and named Woodstock Financial Group, Inc., as described above. A portion of the assets of WHI were then contributed to the newly established subsidiary.

WFG maintains a custody-clearing relationship with Southwest Securities, Inc. ("Southwest") and these accounts are introduced to Southwest on a fully disclosed basis.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company have been prepared with accounting principles generally accepted in the United States of America ("GAAP") on the accrual basis of accounting and, accordingly, reflect all significant receivables, payable, and other liabilities.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition and Commissions Receivable

WFG charges commissions and/or fees for customer transactions. These commissions and/or fees are charged within the guidelines of industry standards. Commissions are recorded on a trade date basis, which does not differ materially from settlement date basis.

Cash and Cash Equivalents

Cash and cash equivalents include short-term deposits and highly liquid investments that have original maturities of three months or less when purchased and are stated at cost.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, clearing deposit, securities inventory and commissions receivable.

Cash and cash equivalents and the clearing deposit are deposited in various financial institutions. At times, amounts on deposit may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit. From December 31, 2010 to December 31, 2012, all noninterest-bearing transaction accounts are fully insured, regardless of the balance of the accounts, at all FDIC insured institutions. At December 31, 2011 and 2010, all cash deposits were covered under the FDIC insurance limits.

At December 31, 2011 and 2010, commissions receivable were approximately $996,000 and $1,247,000, and of that $984,000 and $1,234,000 were due from Southwest, respectively.

Advertising
The Company recognizes advertising costs as incurred in selling, general and administrative expenses in the statement of operations. The amount of advertising expense recognized at December 31, 2011 and 2010 were approximately $2,000 and $4,000, respectively.

Furniture, Fixtures and Equipment
Furniture, fixtures and equipment are reported at cost, less accumulated depreciation. Depreciation of furniture, fixtures and equipment is computed using the straight line method over the estimated useful life of five years.

The cost of maintenance and repairs, which do not improve or extend the useful life of the respective asset, is charged to earnings as incurred, whereas significant renewals and improvements are capitalized.

Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Additionally, the recognition of future tax benefits, such as net operating loss carryforwards, is required to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities result in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

The Company files consolidated income tax returns with WHI in the United States and Georgia, which are subject to examination by the tax authorities in these jurisdictions. Generally, the statute of limitations related to the federal and state income tax return is three years. The state impact of any federal changes for prior years remains subject to examination for a period up to five years after formal notification to the states.

Fair Value of Financial Instruments
The Company's financial instruments, which include cash and cash equivalents, clearing deposit, and security inventories, are recorded at fair value.

Recent Accounting Pronouncements
In April 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") No. 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* This ASU created amendments that change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. However, the Board does not intend for the amendments in this Update to result in a change in the application of the requirements in Topic 820 which is currently being applied by the Company. The adoption of ASU No. 2011-04 did not have a material impact on the Company's financial statements.

Reclassifications
Certain reclassifications have been made to the prior year balances in order to conform to the current year presentation.

Subsequent Events
In accordance with FASB ASC 855, *Subsequent Events,* the Company evaluated subsequent events through February 27, 2012, the date the financial statements were available for issue.

NOTE 3 NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $563,000, which was $463,000 in excess of its required net capital of $100,000. The Company's net capital was 2.29 to 1. At December 31, 2010, the Company had net capital of $761,000, which was $661,000 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.95 to 1.

NOTE 4 OFF-BALANCE SHEET RISK

Customer transactions are introduced and cleared through the Company's clearing agent on a fully disclosed basis. Under the terms of its clearing agreement, the Company is obligated to make sure that its customers pay for all transactions and meet all maintenance requirements, if applicable, in a timely manner under Regulation-T of the Federal Reserve Board.

The Company engages in inter-dealer activity with various broker-dealers. The Company also trades riskless principal with various institutions, qualified institutional buyers and broker dealers. These transactions are affirmed/compared in a timely fashion to make sure all such counterparties fulfill their settlement obligations.

NOTE 5 INCOME TAXES

The components of income tax expense for the year and period ended December 31, 2011 and 2010 are as follows:

	2011	2010
Current	$ -	$ 70,624
Deferred	(47,418)	141,000
Change in valuation allowance	47,418	-
Use of operating loss carryforward	-	(211,624)
	$ -	$ -

The difference between income tax expense computed by applying the statutory federal income tax rate to earnings before taxes for the year and period ended December 31, 2011 and 2010 is as follows:

	2011	2010
Pretax earnings (loss) at statutory rate	$ (42,878)	$ 191,362
State income tax (benefit), net of federal benefit	(4,540)	20,262
Change in valuation allowance	47,418	-
Use of operating loss carryforward	-	(211,624)
	$ -	$ -

The components of deferred taxes at December 31, 2011 and 2010 are as follows:

	2011	2010
Deferred income tax assets:		
Operating loss carryforwards	$ 352,747	$ 298,279
Deferred revenue	133,950	141,000
Total gross deferred income tax assets	486,697	439,279
Less valuation allowance	(486,697)	(439,279)
Net deferred tax	$ -	$ -

During 2011 and 2010 a valuation allowance was established for the entire amount of the net deferred tax asset as the realization of the deferred tax asset is dependent on future taxable income.

At December 31, 2011, the consolidated return of the Company and WHI had net operating loss carryforwards for tax purposes of approximately $1.3 million which will expire beginning in 2022, if not previously utilized.

NOTE 6 SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Components of selling, general and administrative expenses which are greater than 1% of total revenues for the year and period ended December 31, 2011 and 2010 are as follows:

	2011	2010
Consultant Fees	$ 729,687	$ 757,420
Gross Pay/Salaries/Admin	633,172	487,316
Legal / Professional Fees	225,791	*

* Expense did not represent 1% or more of total revenues.

NOTE 7 SECURITIES INVENTORY, LIABILITY FOR SECURITIES INVENTORY AND RELATED COMPENSATION ON PROFIT

The Company maintains an investment grade municipal bond inventory account for the purpose of inter-dealer trading. This inventory account is monitored on a daily basis for credit risk, market risk and collateralization purposes. This inventory is held in a segregated margin account at Southwest, the Company's clearing firm. This segregated margin account is collateralized by the Company's clearing deposit account and additional funds as needed by Southwest. The current interest rate environment has resulted in the Company receiving more interest during the carrying period then the amount paid out, a favorable cost to carry, on this trading account.

Of the approximate $686,000 and $67,000 of net realized gain on securities reflected on the statements of operation for the year and period ended December 31, 2011 and 2010, respectively, approximately $549,000 and $54,000, respectively, or approximately 80% was recorded as "compensation on trading profit" to reflect amounts paid and payable to brokers.

NOTE 8 FAIR VALUE OF FINANCIAL INSTRUMENTS

FASB ASC 820, *Fair Value Measurements and Disclosures*, establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below.

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology including quoted prices for similar or identical assets or liabilities in active or inactive markets. Inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived from observable market data. If the asset or liability has a specified term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The method described on the previous page may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation method was appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 714,407	$ -	$ -	$ 714,407
Clearing deposit	181,184	-	-	181,184
Securities inventory	-	488,257	-	488,257
Total	$ 895,591	$ 488,257	$ -	$ 1,383,848

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 887,215	$ -	$ -	$ 887,215
Clearing deposit	161,182	-	-	161,182
Securities inventory	-	1,116,222	-	1,116,222
Total	$ 1,048,397	$ 1,116,222	$ -	$ 2,164,619

NOTE 9 RELATED PARTY TRANSACTIONS

During the year ended December 31, 2011 and the period ended December 31, 2010 a company owned by the Chief Executive Officer ("CEO") received consulting fees from WFG in the amount of approximately $166,000 each year. In addition, WFG pays an override equal to 2.5% of revenues to a company owned by the CEO. During the year ended December 31, 2011 and the period ended December 31, 2010, the earned override bonus was approximately $341,000 and $314,000, respectively. Of the override bonus earned during the year ended December 31, 2011, approximately $356,000 was paid. Included in the paid override bonus is approximately $37,000 from payments that were earned in 2010. The unpaid 2011 override bonus of approximately $23,000 is included in accounts payable at December 31, 2011.

A company owned by the CEO's spouse also receives consulting fees of $120,000 annually and a bonus of $25,000 was also received for the year ended December 31, 2011.

Registered representatives licensed with WFG sold interests in Raike Real Estate Income Fund ("RRIF") and received approximately $2,500 and $32,000 in commissions at December 31, 2011 and 2010, respectively. RRIF is managed by a company owned by the CEO of WHI.

The Chief Operating Officer of the Company received a commission advance in the amount of $20,000 during 2011. This amount is included in other assets for the year ended December 31, 2011.

Pursuant to Exchange Act Rules 17a-3(a) and (a)(2), WFG and WHI have an expense sharing agreement in place.

NOTE 10 COMMITMENTS AND CONTINGENCIES

Through the ordinary course of business the Company has entered into contractual agreements, generally cancelable upon 60 to 180 day's written notice, with outside vendors and service providers for various administrative related products and services. As discussed in Note 9, Related Party Transactions, the Company has an expense sharing agreement with WHI.

From time to time, the Company may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters that may arise from time to time that may harm the Company's business.

As of the date of this report, other than routine litigation arising in the ordinary course of business that the Company does not expect, individually or in the aggregate, to have a material adverse effect on the Company, there is no currently pending legal proceeding.

NOTE 11 EMPLOYEE RETIREMENT PLAN

The Company has established a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE IRA). Employees who receive at least $5,000 of compensation for the calendar year are eligible to participate. The Company matches employee contributions dollar for dollar up to three percent of the employee's compensation. Total contributions for any employee are limited by certain regulations. For the year and period ended December 31, 2011 and 2010, the Company contributed approximately $12,000 and $9,200 to the plan, respectively

SUPPLEMENTAL

SCHEDULE

WOODSTOCK FINANCIAL GROUP, INC.
NET CAPITAL COMPUTATION
DECEMBER 31, 2011 AND 2010

	2011	2010
COMPUTATION OF NET CAPITAL:		
Total shareholder's equity	$ 734,100	$ 968,715
Non-allowable assets	(123,354)	(105,663)
Tentative net capital	610,746	863,052
Haircut on inventory	(28,775)	(58,444)
Other deductions 4% on inventory position	(19,346)	(43,175)
Net capital	562,625	761,433
Minimum net capital	100,000	100,000
Excess net capital	$ 462,625	$ 661,433
AGGREGATE INDEBTEDNESS TO NET CAPITAL RATIO:		
Aggregate indebtedness	$ 1,286,810	$ 1,485,113
Net capital	$ 562,625	$ 761,433
Ratio	2.29 to 1	1.95 to 1

There was no significant difference between net capital as computed by the Company (included in Part II of its FOCUS report as of December 31, 2011 and 2010) and the amount computed above.